FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For June 18, 2002

IONA Technologies PLC
(Exact name of registrant as specified in its charter)

Ireland	98-0151465
(State or other jurisdiction of	(I.R.S. employer identification no.)
incorporation or organization)

The IONA Building	None
Shelbourne Road, Ballsbridge	(Zip code)
Dublin 4, Ireland
(Address of principal executive offices)

(011) 353-1-637-2000
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☑         Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No    ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA TECHNOLOGIES PLC
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland

June 18, 2002

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to attend the 2002 Annual General Meeting of IONA Technologies PLC. The meeting will be held at The Herbert Park Hotel, Ballsbridge, Dublin 4, Ireland, on Tuesday July 30, 2002, at 3:00 p.m. (local Irish time). I hope that you will be able to attend the meeting.

The attached Notice of Annual General Meeting and Proxy Statement sets out the business due to be considered at this meeting. During the meeting shareholders who are present at the meeting will have the opportunity to ask questions.

It is important that your views be represented whether or not you are able to attend at the meeting. Please sign and date the enclosed proxy card and promptly return it to us in the enclosed envelope. Completion of this proxy form will not prevent you from attending and voting at the meeting if you ultimately wish to do so.

Yours sincerely,

Christopher Horn
Chairman of the Board

Directors Chris Horn (UK), Sean Baker, Barry Morris (South Africa), Kevin Melia, Ivor Kenny, John Conroy, Francesco Violante (Italy), James Maikranz (American)
Registered Office The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland
Registered Number 171387

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or what action you should take you should consult your stockbroker, bank manager, or other independent professional adviser. If you have sold or transferred all your Ordinary Shares in IONA Technologies PLC, please forward this document at once to the stockbroker, bank or other agent through whom the sale was effected for transmission to the purchaser.

IONA TECHNOLOGIES PLC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company (the “Meeting”) will be held at The Herbert Park Hotel, Ballsbridge, Dublin 4, Ireland on Tuesday July 30, 2002, at 3:00 p.m. (local Irish time) for the following purposes:

1.  To receive and consider the consolidated financial statements of the Company for the year ended December 31, 2001 and the Reports of the Directors and the Auditors thereon (Resolution No. 1).

2.  To re-elect the following persons who retire by rotation pursuant to Article 80 of the Articles of Association of the Company and who are recommended by the Board of Directors for re-election:

Dr. Sean Baker (Resolution No. 2(a)).
Mr. Kevin Melia (Resolution No. 2(b)).

3.  To elect the following person who has been appointed to the Board of Directors since the last Annual General Meeting pursuant to Article 83 of the Articles of Association of the Company and who is recommended by the Board of Directors for election:

Mr. James Maikranz (Resolution No. 3).

4.  To authorize the Directors to fix the Auditors’ remuneration (Resolution No. 4).

5.  To consider and if thought fit, pass the following resolution as an ordinary resolution of the Company (Resolution No. 5):

‘‘That in respect of any financial year of the Company, the ordinary remuneration of Directors for their services as directors shall, in aggregate, be US$500,000 or such lesser amount as the Board of Directors may determine, and such ordinary remuneration shall be payable to such Directors and in such proportions as the Board shall determine.”

6.  To consider and if thought fit, pass the following resolution as an ordinary resolution of the Company (Resolution No. 6):

“That the Directors shall for the purposes of Section 20 of the Companies (Amendment) Act 1983 and Article 10(e) of the Articles of Association of the Company, be generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (as defined by the said Section 20) up to a maximum of the authorized but as yet unissued share capital of the Company as at the close of business (local Irish time) on the date of passing of this resolution and to allot and issue any shares purchased by the Company pursuant to the provisions of Part XI of the Companies Act 1990 and held as treasury shares (as defined therein). The authority hereby conferred, which renews the authority contained in Article 10(e) of the Articles of Association of the Company, shall expire at the close of business (local Irish time) on July 29, 2007 unless previously revoked or renewed.”

7.  To consider and if thought fit, pass the following resolution as a special resolution of the Company (Resolution No. 7):

“That, for the purposes of Article 10(f) of the Articles of Association of the Company, the Directors be empowered to allot equity securities (as defined by Section 23 of the Companies (Amendment) Act, 1983)

for cash as if Section 23(1) of the Companies (Amendment) Act, 1983 did not apply to any such allotment. The authority hereby conferred shall expire at the close of business (local Irish time) on July 29, 2007 unless previously revoked or renewed.”

8.  To consider and if thought fit, pass the following resolution as a special resolution of the Company (Resolution No. 8):

‘‘That:-

(a)  the Company and/or any subsidiary (as such expression is defined by the EC (Public Limited Companies Subsidiaries) Regulations 1997) of the Company be generally authorized to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 11(e) of the Articles of Association of the Company;

(b)  the re-issue price range at which any treasury shares (as defined by Section 209 of the Companies Act, 1990) held by the Company may be re-issued off-market shall be the price range set out in Article 1l(f) of the Articles of Association of the Company; and

(c)  the authorities hereby conferred shall expire at the close of business (local Irish time) on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or January 29, 2004 unless previously revoked or renewed in accordance with the provisions of the Companies Act, 1990.”

9.  To consider and if thought fit, pass the following resolution as an ordinary resolution of the Company (Resolution No. 9):

‘‘That the Company’s 1997 Director Share Option Scheme (the “Director Scheme”) be amended to increase the number of the Company’s Ordinary Shares, €0.0025 par value per share, available for issuance pursuant to the Director Scheme from 250,000 Ordinary Shares to 500,000 Ordinary Shares.”

10.  To consider and if thought fit, pass the following as an ordinary resolution of the Company (Resolution 10):-

“That the Company’s 1999 Employee Share Purchase Plan (the “Employee Purchase Plan”) be amended to increase the number of the Company’s Ordinary Shares, €0.0025 par value per share, available for issuance pursuant to the Employee Purchase Plan from 500,000 Ordinary Shares to 1,000,000 Ordinary Shares.”

The accompanying proxy statement contains further information with respect to these matters.

BY ORDER OF THE BOARD

Christopher Horn
Chairman of the Board

Date:  June 18, 2002

Registered Office:

The IONA Building
Shelbourne Road
Ballsbridge
Dublin 4 Ireland

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IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN ORDER THAT YOUR SHARES MAY BE VOTED. A RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

Note:

1.
The holders of Ordinary Shares are entitled to attend and vote at the Annual General Meeting of the Company. A holder of Ordinary Shares may appoint a proxy or proxies to attend, speak and vote in his or her place. A proxy need not be a shareholder of the Company.

2.
A form of proxy is enclosed for the use of shareholders unable to attend the Meeting. To be valid, proxies must be lodged with the Secretary of the Company, care of the Legal Department, at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, or the Company’s Registrar at Computershare Services Investor (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not less than 48 hours before commencement of the Meeting.

3.
Pursuant to Regulation 14 of the Companies Act 1990 (Uncertified Securities) Regulations 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as of 3:00 p.m. on July 26, 2002 shall be entitled to attend or vote at the meeting in respect of the number of Ordinary Shares registered in their name at that time.

3

IONA TECHNOLOGIES PLC
FORM OF PROXY

I/We (See Note A below)                                                           of                                                   being a shareholder of the above-named Company, hereby appoint (See Note B below):

(a)	the Chairman of the Meeting; or
(b)	of

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at The Herbert Park Hotel, Ballsbridge, Dublin 4, Ireland, on Tuesday July 30, 2002, at 3:00 p.m. (local Irish time) and at any adjournment thereof.

Please indicate with an ‘‘x’’ in the space below how you wish your votes to be cast in respect of each of the resolutions detailed in the notice convening the Meeting. If no specific direction as to voting is given, the proxy will vote or abstain from voting at his discretion.

RESOLUTION	FOR	AGAINST

1. Receive and Consider Financial Statements

2(a). Re-election of Dr Sean Baker

2(b). Re-election of Mr Kevin Melia

3. Election of Mr James Maikranz

4. Authority to fix Auditors’ remuneration

5. Establish Rate of Ordinary Remuneration of Directors

6. Renewal of Directors authority to issue and allot relevant Securities

7. Renewal of Disapplication of Pre-emption

8. Authority to Purchase Own Shares and Set Re-Issue Price Range for Treasury Shares

9. Amendment to 1997 Director Share Option Scheme to increase number of shares reserved

10. Amendment to 1999 Employee Share Purchase Plan to increase number of shares reserved

Dated this          day of                     , 2002.

Signature or other execution
by the shareholder (See Note C)
Notes:
A.	A shareholder must insert his, her or its full name and registered address in type or block letters. In the case of joint accounts, the names of all holders must be stated.

B.	If you desire to appoint a proxy other than the Chairman of the Meeting, please insert his or her name and address and delete the words ‘‘the Chairman of the Meeting or’’.

C.	The proxy form must:

(i)	in the case of an individual shareholder be signed by the shareholder or his or her attorney; and

(ii)	in the case of a corporate shareholder be given either under its common seal or signed on its behalf by an attorney or by a duly authorized officer of the corporate shareholder.

D.
In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of shareholders in respect of the joint holding.

E.
To be valid, this proxy form and any power of attorney under which it is signed must reach the Secretary of the Company at the registered office (The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4 Ireland), or the Company’s Registrar at Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, not less than 48 hours before the commencement of the Meeting.

F.	A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.

G.	The return of a proxy form will not preclude any shareholder from attending the Meeting or from speaking and voting in person should he/she/it wish to do so.

IONA TECHNOLOGIES PLC
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland

PROXY STATEMENT
ANNUAL GENERAL MEETING

June 18, 2002

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of IONA Technologies PLC (the ‘‘Company’’) of proxies in the form enclosed to be voted at the Company’s Annual General Meeting (the ‘‘Meeting’’) to be held at The Herbert Park Hotel, Ballsbridge, Dublin 4, Ireland, on Tuesday July 30, 2002, at 3:00 p.m. (local Irish time), and at any adjournments thereof.

Holders of record, as of the close of business on June 17, 2002, of our Ordinary Shares, par value €0.0025 per share (the “Ordinary Shares”) are receiving notice of the Meeting and any adjournments thereof. Each Ordinary Share is entitled to one vote.

JP Morgan Chase Bank, as depository (the ‘‘Depository’’) under the Deposit Agreement dated as of February 24, 1997 among the Company, the Depository and the holders from time to time of American Depository Receipts issued thereunder (‘‘ADRs’’) evidencing American Depository Shares (‘‘ADSs’’) representing Ordinary Shares (the ‘‘Deposit Agreement’’), has fixed the close of business on June 17, 2002 as the record date for the determination of holders of ADRs entitled to give instructions for the exercise of voting rights, in respect of the Ordinary Shares deposited under the Deposit Agreement, at the Meeting or any adjournment or postponement thereof. Subject to certain limitations set forth in the Deposit Agreement, the Depositary (or more specifically its nominee, Guaranty Nominees Limited) has the right to vote all Ordinary Shares deposited under the Deposit Agreement. The Depositary, however, is required by the Deposit Agreement to vote the Ordinary Shares deposited thereunder in accordance with the instructions of ADR holders and is prohibited from exercising voting discretion in respect of any such Ordinary Shares. See ‘‘Voting-Voting of Ordinary Shares Deposited under the Deposit Agreement’’.

Each form of proxy which is properly executed and returned to the Company will be voted in the manner directed by the shareholder executing it or, if no directions are given, will be voted at the discretion of the Chairman of the Meeting or other person duly appointed as proxy.

The Company’s financial statements for the fiscal year ended December 31, 2001, and the reports of the Company’s Board of Directors and Ernst & Young, the Company’s auditors, on such financial statements are enclosed herewith. Such financial statements and reports are part of this proxy solicitation. The Company’s financial statements for the fiscal year ended December 31, 2001, which are enclosed herewith have been prepared in accordance with generally accepted accounting principles in Ireland, constitute the Company’s statutory accounts under Irish law and will be annexed to the Company’s annual return to be lodged with the Companies Registration Office, Dublin, Ireland.

Also enclosed herewith is the Company’s Annual Report for the fiscal year ended December 31, 2001, which includes financial data and information which has been prepared in accordance with generally accepted accounting principles in the United States. The financial information included in this Annual Report does not comprise full accounts within the meaning of Section 19 of the Companies (Amendment) Act, 1986.

The Company’s mailing address is The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, and its telephone number is +353-1-637-2000.

Any shareholder who executes and delivers a proxy may revoke it at any time prior to its use by delivery of a written notice of such revocation, or a duly executed proxy bearing a later date (provided it is delivered to the Company’s Secretary/Registrar 48 hours before commencement of the Meeting), to the Secretary of the Company at the address of the Company set forth above, by appearing at the Meeting and requesting the return of the proxy, or by voting at the Meeting. In accordance with the provisions of the Company’s Articles of Association, all proxies must be received by the Company’s Secretary/Registrar at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Each of the ordinary resolutions proposed at the Meeting will require approval by the holders of a majority of the votes present in person or by proxy and voting thereon and each of the special resolutions proposed at the Meeting will require approval by the holders of seventy-five percent (75%) of the votes present in person or by proxy and voting thereon.

VOTING

Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll (i.e., a written vote) is duly demanded. Votes may be given either personally or by proxy. Subject to the Company’s Articles of Association and to any rights or restrictions attaching to any class or classes of shares, on a show of hands each shareholder holding Ordinary Shares present in person and every proxy has one vote (but no individual can have more than one vote), and on a poll each shareholder holding Ordinary Shares shall have one vote for each share of which such shareholder is the holder. Where there is an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting is entitled to a casting vote in addition to any other vote the Chairman may have. A poll may be demanded by (i) the Chairman of the meeting, (ii) at least five shareholders present (in person or by proxy) entitled to vote at the meeting, (iii) any shareholder or shareholders present (in person or by proxy) representing not less than one-tenth of the total voting rights of all the shareholders entitled to vote at the meeting, or (iv) any shareholder or shareholders present (in person or by proxy) holding shares conferring the right to vote at the meeting being shares on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A majority of votes cast is required to pass ordinary resolutions. A seventy-five percent (75%) or greater of the votes cast is required to pass special resolutions. A special resolution is required to effect certain actions, for example, to alter the Memorandum or Articles of Association or to change the name of the Company.

Shareholder Meetings

Irish law provides for two types of shareholder meetings, the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once every calendar year within nine months of the fiscal year end, provided that no more than fifteen months may elapse between such meetings. Extraordinary general meetings of a company may be convened by the Board of Directors or at the request of shareholders holding not less than one-tenth of such of the paid-up capital as carries the right of voting at general meetings. Unless all shareholders of the Company and the Company’s auditors consent to shorter notice, shareholders must receive at least 21 clear days’ written notice of an annual general meeting and of an extraordinary general meeting convened for the passing of a special resolution and at least 14 clear days’ written notice of other extraordinary general meetings. The Company’s Articles of Association provide that a quorum for a general meeting is three persons entitled to vote at the meeting, each being a shareholder or proxy.

Under Irish law, the meeting must take place in Ireland, unless all shareholders entitled to attend and vote at the meeting consent in writing to the meeting being held elsewhere or a resolution providing that the meeting be held elsewhere has been passed at the preceding annual general meeting.

Voting of Ordinary Shares Deposited under the Deposit Agreement

As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Ordinary Shares, the Depositary is required to mail to holders of ADRs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each ADR holder on the record date set by the Depositary therefor will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Ordinary Shares represented by the ADSs evidenced by such holder’s ADRs, and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon receipt of instructions of an ADR holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing the Ordinary Shares to vote or cause to be voted (or to grant a discretionary proxy to a person designated by the Company to vote in accordance with (c) above) the Ordinary Shares represented by the ADSs evidenced by such holder’s ADRs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Ordinary Shares deposited under the Deposit Agreement.

Solicitation Of Proxies

The cost of preparing, assembling, printing and mailing the Proxy Statement, the Notice of Annual General Meeting of Shareholders and the enclosed form of proxy, as well as the cost of soliciting proxies relating to the Meeting, will be borne by the Company. The Company will request banks, brokers, dealers and voting trustees or other nominees, including the Depositary in the case of the ADRs, to solicit their customers who are owners of shares listed of record and names of nominees, and will reimburse them for reasonable out-of-pocket expenses of such solicitation. The original solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers and other regular employees or agents of the Company.

CERTAIN MATTERS RELATED TO THE COMPANY’S BOARD OF DIRECTORS

Board Composition.    Under Irish company law, the Company must have a minimum of two directors. The Company’s Articles of Association set the maximum number of directors of the Company at fifteen, which number may be changed by a special resolution of the shareholders. The Company’s Articles of Association divide the Company’s Board of Directors into three classes and provide that the members of each class of Directors will serve for staggered three-year terms. The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee, each of which consists of at least two independent directors.

Audit Committee.    The Audit Committee oversees actions taken by the Company’s independent auditors, recommends the engagement of auditors, approves the fees and other compensation to be paid to the auditors, and reviews any internal audits the Company may perform. The members of the Audit Committee are Mr. Conroy, Dr. Kenny and Mr. Melia. Mr. Melia serves as chairman of the Audit Committee. The responsibilities of the Audit Committee are set forth in its Charter (attached as Annex A) and include reviewing the Company’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to the Company’s filing them with the Securities and Exchange Commission or other regulatory bodies. The Audit Committee reviews at least once each year the terms of all material transactions and arrangements between the Company and the Company’s affiliates. The Audit Committee also reviews the performance of the Company’s independent accounting firm and reviews the adequacy of the internal financial and accountancy controls.

The activities and responsibilities above constitute a general description of the terms of reference of the Audit Committee which are not limited to solely those outlined above.

Compensation Committee.    The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the Company’s executive directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Company’s share option and share purchase schemes. The members of the Compensation Committee are Dr. Kenny, Mr. Melia and Mr. Violante. Dr. Kenny serves as chairman of the Compensation Committee.

Nominating Committee.    The Nominating Committee was established on May 15, 2002. The Nominating Committee reviews the structure, size and composition of the Board of Directors and makes recommendations to the Board of Directors with regard to any adjustments deemed necessary. The Nominating Committee is responsible for identifying and nominating candidates for the approval of the Board of Directors to fill Board vacancies as and when they arise. The Nominating Committee reviews potential conflicts of prospective Board members and prospective outside directorships of other companies by existing Board members and executive officers of the Company. No Board member or executive officer may accept an outside directorship without the prior approval of the Nominating Committee. The Nominating Committee is composed of the Chairman of the Board, who serves as the Chairman of the Committee, two non-executive Directors, and the Company’s Chief Executive Officer, who serves ex officio. The members of the Nominating Committee are Dr. Chris Horn (Chairman), James Maikranz, John Conroy and Barry Morris (ex officio).

PROPOSED RESOLUTIONS

1.	RECEIVE AND CONSIDER THE AUDITORS’ REPORT, DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

At the Meeting, the consolidated financial statements of the Company for the year ended December 31, 2001 together with the Auditors’ Report and the Directors’ Report thereon will be presented and considered.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the proposed resolution to receive and consider the consolidated financial statements of the Company for the year ended December 31, 2001 and the Auditors’ Report and Directors’ Report thereon.

The Board of Directors recommends that the shareholders vote FOR the resolution to receive and consider the consolidated financial statements of the Company for the year ended December 31, 2001 and the Auditors’ Report and Directors’ Report thereon.

2.	RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

Nominees

Dr. Sean Baker and Mr. Kevin Melia being Class III Directors, are, pursuant to Article 80(c) of the Company’s Articles of Association, required to retire by rotation as Directors and are eligible for re-election. The Board of Directors recommends their re-election as Class III Directors. If re-elected as Class III Directors they will each hold office until the Company’s year 2005 Annual General Meeting of shareholders unless they resign earlier or are removed from office. The following are short biographical details of these Directors:

Dr. Sean Baker (age 43) has served as our Chief Corporate Scientist since September 2001. Dr. Baker co-founded IONA in March 1991, and served as our Senior Vice President from March 1991 until 1996, as our Executive Vice President, Customer Services from 1996 until 1999, as our Chief Scientific Officer from 1999 until November 2000 and as our Executive Vice President and Chief Technology Officer from November 2000 until September 2001. From 1981 to 1994, Dr. Baker held a tenured post in the Computer Science Department at Trinity College, Dublin, where he received his Doctorate in computer science.

Mr. Kevin Melia (age 54) has served as a non-executive Director since May 1994. He also serves as Chairman of the Audit Committee. Since June 1994, Mr. Melia has served as Chairman of Manufacturers’ Services Limited, an electronics manufacturing outsourcing company. From June 1994 to December 2001, Mr. Melia served as Chief Executive Officer of Manufacturers’ Services Limited. From January 1992 to June 1994, he was Chief Financial Officer of Sun Microsystems, a workstation manufacturer. In addition, from January 1993 until February 1994, Mr. Melia was President of Sun Microsystems Computer Co., a division of Sun Microsystems. He is also a non-executive Director of Horizon Technology Group plc.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to elect each nominee for Director named above.

The Board of Directors recommends that the shareholders vote FOR the election of each nominee for Director named above.

3.	ELECTION OF DIRECTORS APPOINTED SINCE LAST ANNUAL GENERAL MEETING

Nominees

The Board of Directors recommends the election of Mr. James Maikranz as a Class III Director. Mr. Maikranz was appointed by the Board after the last Annual General Meeting of Shareholders, and therefore under the Company’s Articles of Association, his appointment is only effective until this Annual General Meeting unless he is elected at such meeting by the shareholders. If so elected as a Class III Director, Mr. Maikranz will hold office until the Company’s year 2005 Annual General Meeting unless he resigns earlier or is removed from office. The following are short biographical details of this Director:

Mr. James Maikranz (age 54) has served as a non-executive Director since July 2001. Mr. Maikranz was employed by J.D. Edwards, a provider of collaborative software solutions, from October 1998 to March 2001, most recently as senior vice president of worldwide sales. Prior to joining J.D. Edwards, Mr. Maikranz served SAP, a provider of e-business software solutions, from January 1992 until September 1998, most recently as senior vice president of sales. Mr. Maikranz has also served in senior executive positions for Computer Application Specialists, an oil and gas industry firm, and Info Services, a provider of HR software applications. Mr. Maikranz was a founder and member of the Board of Directors of Chaptec Company, Splash Pond and Stratascope. Mr. Maikranz has also been an advisory board member for i2 and is currently on the board of Directors for Healy-Hudson Corporation, Swift Rivers and Lombardi Software.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to elect the nominee for Director named above.

The Board of Directors recommends that the shareholders vote FOR the election of the nominee for Director named above.

4.	AUTHORIZATION OF DIRECTORS TO FIX AUDITORS’ REMUNERATION

The remuneration of the auditors Ernst & Young for the fiscal year ending December 31, 2002 shall be fixed by the Board of Directors. Ernst & Young has no relationship with the Company or with any affiliate of the Company, except as auditors.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the Company’s Board of Directors authority to fix the remuneration of the Company’s auditors.

The Board of Directors recommends that the shareholders vote FOR approval of the Board of Directors authority to fix the auditors’ remuneration.

5.	DIRECTORS’ ORDINARY REMUNERATION

Article 71 of the Company’s Articles of Association provides that ordinary remuneration of Directors for their ordinary services as Directors shall be determined from time to time by an ordinary resolution of the Company and shall be divisible (unless such resolution shall provide otherwise) among the Directors as they may agree, or failing agreement, equally except that any Directors holding office for part of a financial year shall receive a pro-rated portion of such remuneration.

This resolution proposes to fix an annual cap of US$500,000 on the aggregate ordinary remuneration that may be paid to Directors for their ordinary services as Directors in any financial year of the Company. No remuneration is paid to executive Directors for their services as Directors. It is proposed that in addition to ordinary remuneration of US$3,000 per month each of the non-executive Directors will receive US$1,500 per meeting attended, subject to a maximum annual payment for ordinary services as Directors of US$48,000. It is expected that the number of non-executive members of the Company’s Board, currently six, may increase.

The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the Director’s ordinary remuneration.

The Board of Directors recommends that the shareholders vote FOR approval of the resolution on Directors’ ordinary remuneration.

6&7.	DIRECTORS AUTHORITY TO ALLOT RELEVANT SECURITIES AND DISAPPLICATION OF PRE-EMPTION

Under Section 20 of the Companies (Amendment) Act, 1983 of Ireland (the “1983 Act”), the Board of Directors may exercise the power to allot shares only if authorized to do so by either the Articles of Association or a resolution of the shareholders of the Company. In either case, any such authorization may only be for a period of five years. Article 10(e) of the Company’s Articles of Association presently authorizes the Company’s Board of Directors to allot and issue the Company’s authorised and un-issued shares and treasury shares until July 23, 2003. Resolution 6 proposes to renew this authority for a period of five years from the date of the Meeting so as to expire on July 29, 2007, unless previously revoked or renewed.

Unless disapplied, the Board of Directors’ authority under Section 20 to allot and issue securities is also subject to the requirement of Section 23 of the 1983 Act that any new equity shares to be allotted for cash must first be offered to existing shareholders on a pre-emptive basis. Section 24 of the 1983 Act authorizes the shareholders to disapply the Section 23 pre-emption requirement. Resolution 7 proposes to disapply pre-emption until July 29, 2007 unless previously revoked or renewed.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon is required to approve Resolution 6 concerning the authority to allot and issue shares and the affirmative vote of the holders of seventy-five percent (75%) of the Ordinary Shares represented at the Meeting and voting thereon is required to approve Resolution 7 concerning the disapplication of pre-emption on such share allotments.

The Board of Directors recommends that the shareholders vote FOR approval of the authority regarding allotment of Shares and disapplication of pre-emption on such allotments.

8.	AUTHORITY TO PURCHASE OWN SHARES AND TO SET PRICE RANGE FOR RE-ISSUE OF TREASURY SHARES OFF-MARKET

At last year’s Annual General Meeting, shareholders authorized the Company to purchase up to ten percent (10%) of the Company’s own shares and to set the price range at which treasury shares may be re-issued off-market. These authorizations will expire on the day of this year’s Annual General Meeting. Resolution 8 will be proposed at the Meeting to renew these authorities for a further 18 months, or until the next Annual General Meeting of shareholders, whichever is earlier.

The affirmative vote of the holders of seventy-five percent (75%) of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the authority regarding the Company’s authority to purchase of its own shares and the authority to set the price range for the re-issue of treasury shares off-market.

The Board of Directors recommends that the shareholders vote FOR approval of the authority regarding the Company’s purchase of its own shares and the authority to set the price range for the re-issue of treasury shares off-market.

9.	AMENDMENT TO THE 1997 DIRECTOR SHARE OPTION SCHEME TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE

The Company’s 1997 Director Share Option Scheme (the “Director Scheme”) provides for the automatic grant of options at periodic intervals to the non-executive members of the Board of Directors. The Director Scheme was adopted by the Board of Directors of the Company and approved by the Company’s shareholders in January 1997 and February 1997, respectively. The number of Ordinary Shares initially reserved for issuance pursuant to the Director Scheme was 250,000 shares. It is now proposed to approve an amendment to the Director Scheme to increase the number of Ordinary Shares available for issuance under the Director Scheme from 250,000 Ordinary Shares to 500,000 Ordinary Shares. Under the Director Scheme, on the date of each Annual General Meeting, each individual who is re-elected to serve as a non-executive Director by the shareholders at such meeting receives an option to purchase 21,000 Ordinary Shares and each individual who will continue to serve as a non-executive Director without re-election receives an option to purchase 3,000 Ordinary Shares, provided, in each case, that the non-executive Director has participated in no fewer than seventy-five percent (75%) of the meetings of the Board of Directors in the period measured from the date of the previous Annual General Meeting. In addition, each new non-executive Director, upon his or her initial election to the Board of Directors, receives an option to purchase 30,000 Ordinary Shares.

The exercise price per Ordinary Share applicable to each option granted under the Director Scheme is the market price per Ordinary Share on the date of grant of the option. Each option granted under the Director Scheme becomes exercisable as to one-third of the Ordinary Shares subject to such option on the date of grant of the option and as to an additional one-third of such shares on each of the first and second anniversaries of the date of grant of the option. However, the options accelerate and become exercisable in full in the event the non-executive Director’s service on the Board of Directors ceases by reason of his or her death or permanent disability or in the event of an acquisition of the Company.

Management of the Company believes that the Company’s future success depends, in part, upon its continuing ability to attract and retain skilled non-executive Directors with knowledge and senior management experience in a broad range of areas. Management believes that the options granted under the Director Scheme are an important tool for attracting and retaining such non-executive Directors and serve to align the Directors’ interests with the interests of the Company’s shareholders. The proposed increase in the number of Ordinary Shares available for issuance under the Director Scheme is necessary to ensure that a sufficient number of Ordinary Shares remains available for the future grant of options under the Director Scheme.

The affirmative vote of the holders of the majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the amendment to the Director Scheme to increase the number of Ordinary Shares issuable thereunder.

The Board of Directors recommends that the shareholders vote FOR amendment to the Director Scheme to increase the number of Ordinary Shares available for issuance pursuant to such scheme.

10.	AMENDMENT TO THE 1999 EMPLOYEE SHARE PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR PURCHASE BY EMPLOYEES

On June 9, 1999, the Company’s shareholders adopted the Company’s 1999 Employee Share Purchase Plan (the ‘‘Employee Purchase Plan’’). The Employee Purchase Plan is designed to encourage and assist employees of the Company and its subsidiaries in acquiring an ownership interest in the Company. Management of the Company believes that the Employee Purchase Plan plays an important role in providing broader participation in equity ownership.

The Employee Purchase Plan is administered by the Compensation Committee of the Board of Directors. Under the Employee Purchase Plan eligible employees may purchase up to 1,000 Ordinary Shares at a price equal to 85% of the lesser of the market price of the Company’s ADRs as reported on the Nasdaq National Market on the first or last business day of each six month plan period. Payment for the shares is made from deductions from payroll accumulated over the six month plan period. An employee’s rights under the Employee Purchase Plan terminate upon his or her voluntary withdrawal from the plan or upon termination of employment.

The Employee Purchase Plan originally provided for the issuance of a maximum of 500,000 Ordinary Shares, all of which the Company expects will be purchased by employees under the terms of the Employee Purchase Plan within the next year. It is now proposed that an additional 500,000 Ordinary Shares be reserved for issuance under the Employee Plan.

The affirmative vote of the holders of the majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the amendment to the Employee Purchase Plan to increase the number of Ordinary Shares issuable thereunder.

The Board of Directors recommends that the shareholders vote FOR amendment to the Employee Purchase Plan to increase the number of Ordinary Shares available for issuance pursuant to such plan.

Annex A

IONA TECHNOLOGIES PLC
BOARD OF DIRECTORS’ AUDIT COMMITTEE CHARTER

A.	PURPOSE AND SCOPE

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its responsibilities by reviewing: (i) the financial reports provided by the Company to the Securities and Exchange Commission (“SEC”), the Company’s shareholders or to the general public, and (ii) the Company’s internal financial and accounting controls.

B.	COMPOSITION

The Committee shall be comprised of a minimum of three non-executive Directors as appointed by the Board of Directors, who shall meet the independence and audit committee composition requirements under any rules or regulations of The NASDAQ National Market, as in effect from time to time, and shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall either (i) be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, or (ii) be able to do so within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The Board may appoint one member who does not meet the independence requirements set forth above and who is not a current employee of the Company or an immediate family member of such employee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required in the best interests of the Company and its shareholders. The Board shall disclose in the next proxy statement after such determination the nature of the relationship and the reasons for the determination.

The members of the Committee shall be elected by the Board of Directors at the meeting of the Board of Directors following each Annual General Meeting of shareholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

C.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Document Review

1.  Review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually (and update this Charter if and when appropriate).

2.  Review with representatives of management and representatives of the independent accounting firm the Company’s Irish audited statutory consolidated financial statements and the Company’s audited annual financial statements prior to their filing as part of the Annual Report on Form 20-F or 10-K, as the case may be. After such review and discussion, the Committee shall recommend to the Board of Directors whether such audited financial statements should be published in the Company’s Annual Report on Form 20-F or 10-K, as the case may be. The Committee shall also review the Company’s quarterly financial statements prior to their inclusion in the Company’s quarterly SEC filings, including any quarterly reports on Form 6-K or 10-Q, as the case may be.

3.  Take steps designed to insure that the independent accounting firm reviews the Company’s interim financial statements prior to their inclusion in the Company’s quarterly SEC filings, including any quarterly reports on Form 6-K or 10-Q, as the case may be.

Independent Accounting Firm

4.  Recommend to the Board of Directors the selection of the independent accounting firm, and approve the fees and other compensation to be paid to the independent accounting firm. The Committee shall have the ultimate authority and responsibility to select, evaluate and, when warranted, replace such independent accounting firm (or to recommend such replacement for shareholder approval in any proxy statement).

5.  On an annual basis, receive from the independent accounting firm a formal written statement identifying all relationships between the independent accounting firm and the Company consistent with Independence Standards Board (“ISB”) Standard 1. The Committee shall actively engage in a dialogue with the independent accounting firm as to any disclosed relationships or services that may impact its independence. The Committee shall take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the independent accounting firm.

6.  On an annual basis, discuss with representatives of the independent accounting firm the matters required to be discussed by Statement on Auditing Standards (“SAS”) 61, as it may be modified or supplemented.

7.  Meet with the independent accounting firm prior to the audit to review the planning and staffing of the audit.

8.  Evaluate the performance of the independent accounting firm and recommend to the Board of Directors any proposed discharge of the independent accounting firm when circumstances warrant. The independent accounting firm shall be ultimately accountable to the Board of Directors and the Committee.

Financial Reporting Processes

9.  In consultation with the independent accounting firm and management, review annually the adequacy of the Company’s internal financial and accounting controls.

Compliance

10.  To the extent deemed necessary by the Committee, it shall have the authority to engage outside counsel and/or independent accounting consultants to review any matter under its responsibility.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: June 18, 2002
By:    /s/ Barry S. Morris
      Barry S. Morris
      Chief Executive Officer
      and Director